JPMorgan Chase Bank, N.A., Depositary
PO Box 64873 Saint Paul MN 55164-0873

CNFinance Holdings Limited

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS REPRESENTING ORDINARY SHARES OF CNFinance Holdings Limited

Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting.

FOLD AND DETACH HERE

Resolutions

The Board of Directors unanimously recommends a vote FOR each of the Resolutions.

	FOR	AGAINST	ABSTAIN
Res. 1	☐	☐	☐
Res. 2	☐	☐	☐
Res. 3	☐	☐	☐

☐ Mark box at immediate left if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions indicated above.

Address change ☐ Mark box, sign and indicate changes/comments below:

Sign below Date:________________________

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

CNFinance Holdings Limited
AGENDA

Resolutions

1. By ordinary resolution that the Company shall adopt a dual-class shareholding structure by amending the authorised share capital of the Company:

   a. FROM: US$380,000 divided into 3,800,000,000 Ordinary Shares of a nominal or par value of US$0.0001 each

   b. TO: US$2,000,000 divided into 18,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0001 each and 2,000,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each, by:

      i. the re-designation and reclassification of 1,559,576,960 authorised issued Ordinary Shares of a nominal or par value of US$0.0001 each into 1,559,576,960 Class A Ordinary Shares of a nominal or par value of US$0.0001 each in the capital of the Company;

      ii. the re-designation and reclassification of 2,240,423,040 authorised and unissued Ordinary Shares into 2,240,423,040 Class A Ordinary shares of a nominal or par value of US$0.0001 each in the capital of the Company; and

      iii. the increase in the authorised share capital of the Company by the creation of 14,200,000,000 authorised but unissued Class A Ordinary Shares of a nominal or par value of US$0.0001 each in the capital of the Company and 2,000,000,000 authorised but unissued Class B Ordinary Shares of a nominal or par value of US$0.0001 each in the capital of the Company.

2. By special resolution that the existing second amended and restated memorandum and articles of association of the Company be replaced in their entirety with a new third amended and restated memorandum and articles of association.

3. By ordinary that, any director of the Company (the "Director") be authorized to take any and all actions that might be necessary to effect the foregoing resolutions as such Director, in his or her absolute discretion, thinks fit.

CNFinance Holdings Limited
JPMorgan Chase Bank, N.A., Depositary
PO Box 64873, Saint Paul MN 55164-0873

Voting Instruction Card

JPMorgan Chase Bank, N.A., (the "Depositary") has received notice that an Extraordinary General Meeting (the "Meeting") of CNFinance Holdings Limited (the "Company") will be held at 10:00 a.m. (Hong Kong time), on December 10, 2025, at 22nd Floor, South Finance Building, Chunrong 3rd Road, Yuancun Street, Tianhe District, Guangzhou City, Guangdong Province, People's Republic of China, for the purposes set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your American Depositary Receipt(s) FOR or AGAINST or to ABSTAIN from voting on the Resolutions, or any of them, proposed for the Meeting, kindly execute and forward to the Depositary the attached Voting Instruction Card. The enclosed postage-paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such a manner as to show clearly whether you desire or oppose or abstain from voting on the Company's Resolutions, or any of them, as the case may be. Alternatively, you may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 9:00 a.m., New York City time, on December 8, 2025. Only the registered holders of record of American Depositary Receipt(s) as of the close of business on November 10, 2025, will be entitled to execute the attached Voting Instruction Card.

The signatory, a registered holder of American Depositary Receipt(s) representing Ordinary Shares of the Company of record on November 10, 2025, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company represented by American Depositary Receipt(s), in accordance with the instructions given at the Extraordinary General Meeting.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 9:00 a.m., New York City time, on December 8, 2025.

Please Note: The Notice of Extraordinary General Meeting is available for viewing on the Company's website https://ir.cashchina.cn/.

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.